Exhibit 2.0

REORGANIZATION AGREEMENT AND PLAN OF SHARE EXCHANGE

This REORGANIZATION AGREEMENT AND PLAN OF SHARE EXCHANGE (this “Agreement”), dated as of March 6, 2013, is entered into between Virginia National Bank (the “Bank”), a national bank organized under the laws of the United States, and Virginia National Bankshares Corporation (the “Holding Company”), a corporation organized under the laws of the Commonwealth of Virginia.

RECITALS:

1. The Bank is a national bank duly organized under the laws of the United States with its main office in Charlottesville, Virginia. The Bank is authorized by its Articles of Association to issue up to ten million (10,000,000) shares of common stock, par value $2.50 per share (“Bank Common Stock”), and two million (2,000,000) shares of preferred stock, par value $2.50 per share. As of the date of this Agreement, there are 2,690,220 shares of Bank Common Stock issued and outstanding and there are outstanding stock options to acquire 232,821 shares of Bank Common Stock. There are no shares of preferred stock issued and outstanding.

2. The Holding Company is a corporation duly organized under the laws of the Commonwealth of Virginia, having its principal executive offices in Charlottesville, Virginia. Immediately prior to the Effective Date of the Share Exchange (as such terms are defined below), the Holding Company will have authorized and unissued ten million (10,0000,000) shares of common stock, par value $2.50 per share (“Holding Company Common Stock”), and two million (2,000,000) shares of preferred stock, par value $2.50 per share. In connection with the formation of the Holding Company, one hundred (100) shares of Holding Company Common Stock have been issued at a price of $2.50 per share to the Bank.

3. The boards of directors of each of the Bank and the Holding Company desire to establish a holding company structure pursuant to which the Bank will become a wholly-owned subsidiary of the Holding Company.

4. The boards of directors of each of the Bank and the Holding Company have deemed advisable a share exchange transaction between the Bank and the Holding Company (the “Share Exchange”) in order to establish the holding company structure and have approved this Agreement and authorized its execution and delivery.

5. The parties intend that the Share Exchange shall qualify as a tax-free reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended.

In consideration of the mutual agreements and premises set forth herein, the Bank and the Holding Company hereby enter into this Agreement and prescribe the terms and conditions of the Share Exchange and the mode of carrying it into effect as follows:

ARTICLE I

TERMS OF THE SHARE EXCHANGE

1.1 Share Exchange. On the Effective Date, each share of Bank Common Stock issued and outstanding immediately prior to the Effective Date shall be automatically converted into and exchanged for, without any action on the part of the holder, one share of Holding Company Common Stock, pursuant to a statutory share exchange under Virginia law and with the effect of Section 13.1-721 of the Virginia Stock Corporation Act (the “Share Exchange”). On the Effective Date, each holder of Bank Common Stock will cease to be a shareholder of the Bank and the ownership of all shares of Bank Common Stock shall automatically vest in the Holding Company. As a result of the Share Exchange, the Holding Company shall become the sole shareholder of the Bank, and the Bank will continue in existence as a wholly-owned subsidiary of the Holding Company. The respective articles of association, articles of incorporation, bylaws, names, offices, corporate identity, and officers and directors of the Bank and the Holding Company will not be changed as a result of the Share Exchange. In addition, the one hundred (100) shares of Holding Company Common Stock issued to the Bank in connection with the formation of the Holding Company will automatically be redeemed by the Holding Company on the Effective Date at $2.50 per

share. Consequently, as a result of the Share Exchange, the existing shareholders of the Bank will become the only shareholders of the Holding Company, and the Holding Company will have 2,690,220 shares of common stock issued and outstanding, assuming there are no exercises of dissenters rights, no exercises of options and no issuances of common stock prior to the Effective Date.

1.2 Effect on Outstanding Stock Options. On the Effective Date, each option to acquire shares of Bank Common Stock issued and outstanding immediately prior to the Effective Date shall be automatically converted into an option to acquire the same number of shares of Holding Company Common Stock upon the same terms and conditions as were in effect immediately prior to the Share Exchange. The Holding Company shall not be obligated to deliver new agreements for options to any former holder of an option to acquire Bank Common Stock. Consequently, as a result of the Share Exchange, the Bank will have no outstanding options to acquire Bank Common Stock, and the Holding Company will have outstanding options to acquire 232,821 shares of Holding Company Common Stock, assuming there are no new awards or issuances, expirations, terminations or exercises of options prior to the Effective Date.

1.3 Effect on Stock Incentive Plans. On the Effective Date, and in conjunction with the conversion of outstanding options for Bank Common Stock into options for Holding Company Common Stock, the Holding Company shall adopt and assume the Bank’s (i) 1998 Stock Incentive Plan, (ii) 2003 Stock Incentive Plan and (ii) Amended and Restated 2005 Stock Incentive Plan (collectively, the “Stock Incentive Plans”), which shall, thereafter, be plans of the Holding Company only. Each of the options for Holding Company Common Stock issued in connection with the Share Exchange shall be subject to the terms and conditions contained in the applicable Stock Incentive Plan under which such options were issued and the previous agreements with the Bank.

1.4 Exchange of Bank Common Stock Certificates. From and after the Effective Date, each holder of an outstanding certificate or certificates that, prior thereto, represented whole shares of Bank Common Stock shall, upon surrender of such certificate(s) to the transfer agent of the Bank and the Holding Company, be entitled to receive, in exchange therefore, a certificate or certificates representing the same number of shares of Holding Company Common Stock. Until so surrendered, each such outstanding certificate that, prior to the Effective Date, represented shares of Bank Common Stock shall be deemed for all corporate purposes to evidence the ownership of the same number of Holding Company Common Stock into which such shares of Bank Common Stock shall have been so converted. Former holders of shares of Bank Common Stock will not be required to exchange their Bank Common Stock certificates for new certificates evidencing the same number of shares of Holding Company Common Stock. If, in the future, the Holding Company decides to effect an exchange of stock certificates, instructions for such exchange will be sent to all holders of record of Holding Company Common Stock.

1.5 Transfer of Shares Held in Book Entry. From and after the Effective Date, any whole and fractional shares of Bank Common Stock held for shareholders in book entry form shall automatically be converted by the transfer agent of the Bank and the Holding Company to the same number of whole and/or fractional shares of Holding Company Common Stock, and are to be held for the accounts of the former holders of Bank Common Stock.

1.6 Sole Rights, Etc. On the Effective Date, the holders of certificates or owners of book entry accounts formerly representing shares of Bank Common Stock outstanding on the Effective Date shall cease to have any rights with respect to the stock of the Bank, and their sole rights shall be with respect to the Holding Company Common Stock into which their shares of Bank Common Stock shall have been converted by the Share Exchange.

ARTICLE II

CONDITIONS TO THE SHARE EXCHANGE; TERMINATION

2.1 Conditions to the Share Exchange. The consummation of the Share Exchange is subject to satisfaction of the following conditions:

(a) Shareholder Approvals. This Agreement must be approved by a vote of the holders of at least two-thirds of the outstanding shares of Bank Common Stock at a meeting of shareholders and by the written approval in lieu of a meeting by the Bank as the sole shareholder of the Holding Company. None of such approvals shall have been revoked on or prior to the Effective Date.

(b) Securities Registration. The shares of Holding Company Common Stock to be issued to the holders of Bank Common Stock pursuant to the Share Exchange shall have been duly registered pursuant to Section 5 of the Securities Act of 1933, as amended, and the Holding Company shall have complied with all applicable state securities or “blue sky” laws relating to the issuance of Holding Company Common Stock.

(c) Regulatory Approvals; Consents. Any and all approvals from the Office of the Comptroller of the Currency, the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Virginia State Corporation Commission and any other governmental agency having jurisdiction necessary for the lawful consummation of the Share Exchange and the issuance and delivery of Holding Company Common Stock as contemplated by this Agreement shall have been obtained.

(d) Tax Status. The Bank shall have received either (i) a ruling from the Internal Revenue Service or (ii) an opinion from its special legal counsel, LeClairRyan, A Professional Corporation, to the effect that the Share Exchange will be treated as a tax-free reorganization under applicable provisions of the Internal Revenue Code of 1986, as amended, and that no gain or loss will be recognized by the holders of Bank Common Stock upon the exchange of the Bank Common Stock held by them solely for Holding Company Common Stock.

2.2 Termination. This Agreement may be terminated at any time prior to the Effective Date at the election of either of the parties hereto if any one or more of the conditions to the obligations of either of them hereunder shall not have been satisfied and shall have become incapable of fulfillment and shall not be waived. This Agreement may also be terminated at any time prior to the Effective Date by the mutual consent of the respective boards of directors of the parties.

2.3 No Further Obligation. Upon termination for any reason, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of any of the parties hereto or their respective directors, officers, employees, agents or shareholders.

2.4 Costs and Expenses. The Bank shall pay all costs and expenses incurred by it and the Holding Company in connection with this Agreement and the transactions contemplated hereunder.

ARTICLE III

EFFECTIVE DATE OF SHARE EXCHANGE

Upon satisfaction of the requirements of law and the conditions contained in this Agreement, the Share Exchange shall become effective on the date and time shown on the Certificate of Share Exchange issued by the Virginia State Corporation Commission (the “Effective Date”). The rights of each shareholder of the Bank to participate in the Share Exchange shall be determined as of the Effective Date.

ARTICLE IV

APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS

If this Agreement has been approved by the shareholders of the Bank and the Holding Company, any shareholder of the Bank who votes against this Agreement at the shareholder meeting called for shareholders of the Bank to vote on the Agreement or who gives notice of his or her dissent in writing to the presiding officer at or prior to such meeting, shall have the rights of a “dissenting shareholder” and the right to receive the value of his or her shares, pursuant to 12 U.S.C. Section 215a, by providing a written request to the Bank within thirty (30) days after the Effective Date

ARTICLE V

MISCELLANEOUS

5.1 Waiver. Any of the terms or conditions of this Agreement that may legally be waived may be waived at any time by any party which is entitled to the benefit thereof, or any of such terms or conditions may be amended or modified in whole or in part at any time, to the extent authorized by applicable law, by an agreement in writing, executed in the same manner as this Agreement.

5.2 Amendment. Any of the terms or conditions of this Agreement may be amended or modified in whole or in part at any time, to the extent permitted by applicable law, rules and regulations, by an amendment in writing, provided that any such amendment or modification (i) does not change the amount or kind of securities to be issued by the Holding Company or to be received under this Agreement by the shareholders of the parties hereto, and (ii) is not materially adverse to the Bank, the Holding Company or their shareholders. In the event that any governmental agency requests or requires that the transactions contemplated herein be modified in any respect as a condition of providing a necessary regulatory approval or favorable ruling, or that in the opinion of special legal counsel to the Bank such modification is necessary to obtain such approval or ruling, this Agreement may be modified, at any time before or after adoption thereof by the shareholders of the Bank by an instrument in writing, provided that the effect of such amendment would not (i) change the amount or kind of securities to be issued by the Holding Company or to be received under this Agreement by the shareholders of the parties hereto, and (ii) be materially adverse to the Bank, the Holding Company or their shareholders.

5.3 Effect on Business Plan of Bank. No changes to the Bank’s business plan are planned or expected in connection with the transaction contemplated under this Agreement.

5.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, except insofar as the federal law of the United States is deemed to apply.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

VIRGINIA NATIONAL BANK

By:	/s/ Glenn W. Rust
Glenn W. Rust
President and Chief Executive Officer

VIRGINIA NATIONAL BANKSHARES CORPORATION

By:	/s/ Glenn W. Rust
Glenn W. Rust
President and Chief Executive Officer

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